Form U-13-60
                 Mutual and Subsidiary Service Companies
                         Revised February 7, 1980

                              ANNUAL REPORT

                             FOR THE PERIOD

           Beginning January 1, 1997 and Ending December 31, 1997

                                 TO THE

                  US SECURITIES AND EXCHANGE COMMISSION

                                   OF

                           UNITIL SERVICE CORP.

                      A Subsidiary Service Company






Date of Incorporation	October 9, 1984

State of Incorporation  New Hampshire

Location of Principal Executive Offices of Reporting Company:
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name, Title and address of officer to whom correspondence concerning this report should be addressed:
Laurence M. Brock, VP and Controller
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name of Principal Holding Company Whose Subsidaries are served by Reporting
Company:
UNITIL Corporation


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts            Schedule or Account     Page
                                                        Number          Number

COMPARATIVE BALANCE SHEET                             Schedule I         4-5
  SERVICE COMPANY PROPERTY                            Schedule II        6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
  INVESTMENTS                                         Schedule IV        9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                           Schedule V         10
  FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI        11
  STORES EXPENSE UNDISTRIBUTED                        Schedule VII       12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII      13
  MISCELLANEOUS DEFERRED DEBITS                       Schedule IX        14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                        Schedule X         15
  PROPRIETARY CAPITAL                                 Schedule XI        16
  LONG-TERM DEBT                                      Schedule XII       17
  CURRENT AND ACCRUED LIABILITIES                     Schedule XIII      18
  NOTES TO FINANCIAL STATEMENTS                       Schedule XIV       19

COMPARATIVE INCOME STATEMENT                          Schedule XV        20
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457        21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES        Account 458        22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                          Schedule XVI       23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                                    Schedule XVII      24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920        26
  OUTSIDE SERVICES EMPLOYED                           Account 923        27
  EMPLOYEE PENSIONS AND BENEFITS                      Account 926        28
  GENERAL ADVERTISING EXPENSES                        Account 930.1      29
  MISCELLANEOUS GENERAL EXPENSES                      Account 930.2      30
  RENTS                                               Account 931        31
  TAXES OTHER THAN INCOME TAXES                       Account 408        32
  DONATIONS                                           Account 426.1      33
  OTHER DEDUCTIONS                                    Account 426.5      34
  NOTES TO STATEMENT OF INCOME                        Schedule XVIII     35


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


LISTING OF INSTRUCTIONAL FILING REQUIREMENTS			Page
                                                               Number
	Description of Reports or Statements

        SCHEDULE XIX - FINANCIAL DATA                            36

        ORGANIZATION CHART                                       37

        METHODS OF ALLOCATION                                    38


        ANNUAL STATEMENT OF COMPENSATION FOR USE                 39
	OF CAPITAL BILLED


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

                  SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                   ASSETS AND OTHER DEBITS          AS OF DECEMBER 31
                                                           CURRENT    PRIOR
	SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)          4,766,665  3,768,171
107       Construction work in progress  (Schedule II)            0          0
            Total Property                                4,766,665  3,768,171

108	  Less accumulated provision for depreciation
	  and amortization of service company
          property  (Schedule III)                        1,769,333  1,016,751
            Net Service Company Property                  2,997,332  2,751,420

	INVESTMENTS
123       Investments in associate companies  (Schedule IV)       0          0
124       Other investments                   (Schedule IV)       0          0
            Total investments                                     0          0

	CURRENT AND ACCRUED ASSETS
131       Cash                                              487,562    236,981
134       Special deposits                                        0          0
135       Working funds                                       6,000      5,000
136       Temporary cash investments   (Schedule IV)              0          0
141       Notes receivable                                        0          0
143       Accounts receivable                               113,241        125
144	  Accumulated provision for uncollectable
          accounts                                                0          0
146	  Accounts receivable from associate
          companies    (Schedule V)                       2,032,757  1,481,480
152       Fuel stock expense undistributed   (Schedule VI)        0          0
154       Materials and supplies                                  0          0
163       Stores expense undistributed   (Schedule VII)           0          0
165       Prepayments                                        63,158     20,826
174	  Miscellaneous current and accrued
          assets     (Schedule VIII)                              0          0
            Total Current and Accrued Assets              2,702,718  1,744,413

	DEFERRED DEBITS
181       Unamortized debt expense                                0          0
184       Clearing accounts                                 251,770    223,705
186       Miscellaneous deferred debits   (Schedule IX)   1,036,457    381,410
188	  Research, development, or demonstration
          expenditures    (Schedule X)                            0          0
190       Accumulated deferred income tax                         0          0
            Total Deferred Debits                         1,288,227    605,115

        TOTAL ASSETS AND OTHER DEBITS                     6,988,277  5,100,948


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL           AS OF DECEMBER 31
                                                           CURRENT       PRIOR
	PROPRIETARY CAPITAL
201       Common stock issued   (Schedule XI)                 1,000      1,000
211       Miscellaneous paid-in-capital   (Schedule XI)           0          0
215       Appropriated retained earnings   (Schedule XI)          0          0
216       Unappropriated retained earnings   (Schedule XI)    1,688      1,688
            Total Proprietary Capital                         2,688      2,688

	LONG-TERM DEBT
223       Advances from associate companies   (Schedule XII)      0          0
224       Other long-term debt   (Schedule XII)                   0          0
225       Unamortized premium on long- term debt                  0          0
226       Unamortized discount on long-term debt-debit            0          0
            Total Long-Term Debt                                  0          0

227       Obligations under capital leases - non-current  2,233,598    962,712

	CURRENT AND ACCRUED LIABILITIES
231       Notes payable                                           0          0
232       Accounts payable                                  666,092    637,247
233	  Notes payable to associate
          companies   (Schedule XIII)                     1,816,986    449,801
234	  Accounts payable to associate
          companies   (Schedule XIII)                     1,452,443  1,306,915
236       Taxes accrued                                      35,932      6,164
237       Interest accrued                                        0          0
238       Dividends declared                                      0          0
241       Tax collections payable                                 0          0
242	  Miscellaneous current and accrued
          liabilities   (Schedule XIII)                     748,570    616,692
243       Obligations under capital leases - current        752,887  1,785,920
            Total Current and Accrued Liabilities         5,472,910  4,802,739

	DEFERRED CREDITS
253       Other deferred credits                                  0          0
255       Accumulated deferred investment tax credits             0          0
            Total Deferred Credits                                0          0

282     ACCUMULATED DEFERRED INCOME TAXES                  (720,919)  (667,191)


        TOTAL LIABILITIES AND PROPRIETARY CAPITAL         6,988,277  5,100,948


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

                      SCHEDULE II - SERVICE COMPANY PROPERTY

                          BALANCE AT         RETIREMENTS    OTHER      BALANCE
                          BEGINNING  ADDITIONS   OR       CHANGES 1/  AT CLOSE
DESCRIPTION                OF YEAR              SALES                  OF YEAR
SERVICE COMPANY PROPERTY
Account

301   ORGANIZATION

303  MISCELLANEOUS
         INTANGIBLE PLANT

304  LAND AND LAND RIGHTS		`

305  STRUCTURES AND
         IMPROVEMENTS

306  LEASEHOLD
         IMPROVEMENTS

307  EQUIPMENT 2/       3,014,040    740,268     (31,051)     0      3,723,257

308  OFFICE FURNITURE
         AND EQUIPMENT    719,903    308,329           0      0      1,028,232
309  AUTOMOBile
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT          34,228     15,176     (34,228)     0         15,176

310  AIRCRAFT AND
        AIRPORT EQUIPMENT

311  OTHER SERVICE
         COMPANY
         PROPERTY 3/

SUB-TOTAL               3,768,171  1,063,773     (65,279)     0      4,766,665

107  CONSTRUCTION
         WORK IN
         PROGRESS
             TOTAL      3,768,171  1,063,773     (65,279)     0      4,766,665
1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
NONE


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


                             SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                              BALANCE AT
     SUBACCOUNT DESCRIPTION          ADDITIONS                  CLOSE OF
                                                                 YEAR

Computer                              447,386                 3,152,281

PBX Phone System                      292,881                   570,975


        TOTAL                         740,267                 3,723,256

3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
NONE


4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
NONE




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

                               SCHEDULE III

                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                   AMORTIZATION OF SERVICE COMPANY PROPERTY

                        BALANCE AT  ADDITIONS               OTHER      BALANCE
                         BEGINNING   CHARGED               CHANGES    AT CLOSE
DESCRIPTION               OF YEAR   TO ACCOUNT  RETIRE-      ADD       OF YEAR
                                       403      MENTS      (DEDUCT)1/
Account

301   ORGANIZATION

303  MISCELLANEOUS
        INTANGIBLE PLANT

304  LAND AND LAND
        RIGHTS
305  STRUCTURES AND
        IMPROVEMENTS

306  LEASEHOLD
       IMPROVEMENTS

307  EQUIPMENT             965,301    695,668   ( 31,051)      0     1,629,918

308  OFFICE FURNITURE
         AND EQUIPMENT      27,920    116,568          0       0       144,488

309  AUTOMOBILES,
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT           23,530      5,625    (34,228)      0        (5,073)

310  AIRCRAFT AND
    AIRPORT EQUIPMENT

311  OTHER SERVICE
    COMPANY PROPERTY

TOTAL                    1,016,751    817,861    (65,279)      0     1,769,333

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.
              Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount

              Under Account 136, "Temporary Cash Investments", list each investment separately.
                                                    BALANCE AT      BALANCE AT
                            DESCRIPTION              BEGINNING         CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATED COMPANIES           0                0


ACCOUNT 124 - OTHER INVESTMENTS                            0                0


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                   0                0



        TOTAL                                              0                0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                    BALANCE AT      BALANCE AT
               DESCRIPTION                          BEGINNING         CLOSE
                                                    OF YEAR          OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
                         Companies

Concord Electric Company                               258,852         399,447

Exeter & Hampton Electric Company                      300,337         383,034

Fitchburg Gas and Electric Light Company               583,491         873,277

UNITIL Power Corp.                                     320,773         360,910

UNITIL Realty Corp.                                      7,342           2,613

UNITIL Corporation                                       1,155               0

UNITIL Resources, Inc.                                   9,530          13,476

        TOTAL                                        1,481,480       2,032,757

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

Concord Electric Company                                                81,091
Exeter & Hampton Electric Company                                      130,820
Fitchburg Gas and Electric Light Company                               428,425
UNITIL Power Corp.                                                     436,446
UNITIL Realty Corp.                                                     18,384
UNITIL Resources, Inc.                                                  27,046


For detail of convenience payments by type and company, paid by Unitil Service Corp. see following table.
        TOTAL PAYMENTS                                               1,122,212







ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31,1997


CONVENIENCE PAYMENTS BY TYPE AND COMPANY
                                            CECo      E&H       FG&E      UPC
Legal                                      $45,993  $94,964  $376,489 $419,727

Audit                                       35,098   35,855    51,937   16,719


                                          $ 81,091 $130,820  $428,425 $436,446





CONVENIENCE PAYMENTS BY TYPE AND COMPANY  (Cont.)
                                               URI     URC     UC        Total
Legal                                      $16,659  $25,323     0      979,156

Audit                                        1,725    1,723     0      143,056


                                           $18,384  $27,046     0   $1,122,212




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect
	to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                           DESCRIPTION             LABOR     EXPENSE     TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSE UNDISTRIBUTED         0           0         0



                           TOTAL                       0           0         0
SUMMARY:










ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                           LABOR   EXPENSE    TOTAL


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED               0         0         0



                                 TOTAL                   0         0         0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account.  Items less
	than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT      BALANCE AT
              DESCRIPTION                            BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
        ACCRUED ASSETS                                      0               0



        TOTAL                                               0               0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                    BALANCE AT      BALANCE AT
                  DESCRIPTION                        BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Under/(over) collected administrative expenses          17,466          59,822

Postage                                                 36,839          23,856

Deferred Charges - PC purchases                         21,181          12,848

Reimbursable Relocation Costs                           51,456               0

Payroll System Conversion - Ceridian                         0           3,132

Deferred Charges - Software Development                254,468         936,799


            TOTAL                                      381,410       1,036,458



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                                   BALANCE AT
                 DESCRIPTION                                          CLOSE
                                                                     OF YEAR

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES                                   0


                TOTAL                                                      0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997



SCHEDULE XI - PROPRIETARY CAPITAL
                                               PAR OR         OUTSTANDING
                                NUMBER OF      STATED       CLOSE OF PERIOD
 ACCOUNT NUMBER CLASS OF         SHARES        VALUE        NO. OF     TOTAL
                 STOCK          AUTHORIZED     PER SHARE    SHARES     AMOUNT


     201       COMMON STOCK ISSUED    300        10.00       100         1,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which gave rise to the reported amounts.

        DESCRIPTION                                                 AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                            0

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                           0


                                TOTAL                                  0

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the
year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in
cash or otherwise, provide rate	percentage, amount of dividend, date declared
and date paid.

                        BALANCE AT    NET INCOME                BALANCE AT
        DESCRIPTION     BEGINNING       OR         DIVIDENDS       CLOSE
                        OF YEAR        (LOSS)        PAID         OF YEAR
ACCOUNT 216 -
UNAPPROPRIATED RETAINED
EARNINGS                   1,688            0            0           1,688


        TOTAL              1,688            0            0           1,688


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

SCHEDULE XII - LONG-TERM DEBT
INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.






         TERMS OF
         OBLIG CLASS     DATE                                         BALANCE
NAME OF  & SERIES        OF        INT.     AMT.                1/    AT CLOSE
CREDITOR OF OBLIGATION   MAT.      RATE     AUTH.   ADD.      DED.     OF YEAR

ACCOUNT 223 -  ADVANCES
FROM ASSOCIATE COMPANIES                     0        0        0          0





ACCOUNT 224 - OTHER LONG-TERM  DEBT:         0        0        0          0



        TOTAL                                0        0        0          0
1/ GIVE AN EXPLANATION OF DEDUCTIONS:


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     BALANCE AT     BALANCE AT
                            DESCRIPTION               BEGINNING       CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 233 -  NOTES PAYABLE TO
ASSOCIATE COMPANIES
Money Pool                                             449,801      1,816,986


           TOTAL                                       449,801      1,816,986

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

Concord Electric Company                                     0              0

Exeter & Hampton Electric Company                            0         88,580

Fitchburg Gas and Electric Company                           0         41,396

UNITIL Corporation  (1)                              1,306,915      1,321,602

UNITIL Power Corporation                                     0            865

(1) Balance consists of KESOP for UNITIL
Service Employees only, not subsidaries.
                              TOTAL                  1,306,915      1,452,443

ACCOUNT 242 - MISCELLANEOUS CURRENT
AND ACCRUED LIABILITIES
Accrued FASB 87                                        202,373        200,616
Accrued Supplemental Executive Retirement Plan         289,959        363,655
Accrued Legal Fees                                       5,863          3,043
Accrued Annual Report                                   60,000         54,495
Accrued Pension Expense                                      0              0
Accrued FASB 106                                        44,668         65,117
Accrued FASB 106 - APBO                                 14,241         (2,489)
Accrued FASB 106 - Gain/Loss                            (1,649)        (1,649)
Accrued Severance Cost                                       0              0
Accrued Interest on Escrow                               1,236         23,435
Accrued Miscellaneous Costs                                  0         42,347
         TOTAL                                         616,692        748,570



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENT



INSTRUCTIONS:	The space below is provided for important notes regarding the
	financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.


Please refer to the 1997 UNITIL Corporation Form 10-K for additional disclosures.



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT                DESCRIPTION                       CURRENT      PRIOR
                                                           YEAR        YEAR
	INCOME
457       Services rendered to associate companies      12,935,280  10,369,118
458	  Services rendered to nonassociate
          companies                                         30,000      30,000
419       Interest Income                                      539       3,683
421       Miscellaneous income or loss                      10,830       4,000
        Total Income                                    12,976,649  10,406,801

	EXPENSE
920       Salaries and wages                             5,914,082   5,296,792
921       Office supplies and expenses                     812,299     616,531
922	  Administrative expense transferred -
          credit                                           (51,631)    (25,279)
923       Outside services employed                        863,769     576,206
924       Property insurance                                 3,524       3,931
925       Injuries and damages                              27,449      28,700
926       Employee pensions and benefits                 1,404,858   1,195,345
928       Regulatory commission expense                          0           0
930.1     General advertising expense                      775,607     780,986
930.2     Miscellaneous general expense                    (59,604)    151,582
931       Rents                                          1,482,496     412,261
932	  Maintenance of structures and
          equipment                                        337,676     274,457
403       Depreciation and amortization expense            785,609     571,476
408       Taxes other than income taxes                    402,731     367,745
409       Income taxes                                      53,612     123,083
410       Provision for deferred income taxes              (53,727)   (113,089)
411	  Provision for deferred income taxes -
          credit                                                 0           0
411.5     Investment tax credit                                  0           0
426.1     Donations                                          5,046         720
426.5     Other deductions                                      18          23
427       Interest on long-term debt                             0           0
430	  Interest on debt to associate
          companies                                         43,446      19,387
431       Other interest expense                           229,390     125,944
        Total Expense                                   12,976,649  10,406,801


        Net Income or (Loss)                                     0           0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

                             DIRECT       INDIRECT    COMPENSATION    TOTAL
                              COSTS         COSTS       FOR USE      AMOUNT
NAME OF ASSOCIATE            CHARGED       CHARGED     OF CAPITAL    BILLED
COMPANY                       457-1          457-2        457-3


Concord Electric Company    1,033,719      1,258,902          0     2,292,621

Exeter & Hampton Electric
Company                     1,060,684      1,287,365          0     2,348,049

Fitchburg Gas and Electric
Light Company               2,348,541      2,928,856          0     5,277,397

UNITIL Power Corp.          1,303,989      1,570,777          0     2,874,766

UNITIL Realty Corp.            24,211         30,106          0        54,317

UNITIL Resources, Inc.         40,516         47,614          0        88,130




TOTAL                       5,811,660      7,123,620          0    12,935,280


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

         DIRECT  INDIRECT  COMPENSATION            EXCESS
NAME OF  COSTS   COSTS     FOR USE       TOTAL       OR           TOTAL
NONASSOC CHARGED CHARGED   OF CAPITAL             DEFICIENCY      AMOUNT
COMPANY   457-1   457-2      457-3       COST         458-4       BILLED

UNITIL Retiree
Trust       0    30,000                 30,000         0          30,000


Total       0    30,000         0       30,000         0          30,000

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

UNITIL Retiree Trust - Professional services provided.




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                              ASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS            DIRECT       INDIRECT
                                           COST           COST           TOTAL
920     SALARIES AND WAGES                5,055,117      828,965     5,884,082
921     OFFICE SUPPLES AND EXPENSES         334,745      477,554       812,299
922     ADMIN EXPENSE TRANS-CREDIT                       (51,631)      (51,631)
923     OUTSIDE SERVICES EMPLOYED                        863,769       863,769
924     PROPERTY INSURANCE                                 3,524         3,524
925     INJURIES AND DAMAGES                              27,449        27,449
926     EMPLOYEE PENSIONS AND BENEFITS                 1,404,858     1,404,858
928     REGULATORY COMMISSION EXPENSE                          0             0
930.1  GENERAL ADVERTISING EXPENSE                       775,607       775,607
930.2  MISC. GENERAL EXPENSE                             (59,604)      (59,604)
931     RENTS                                          1,482,496     1,482,496
932     MAINT. OF STRUCT. & EQUIP.          421,798      (84,122)      337,676
403     DEPR. AND AMORT. EXPENSE                         785,609       705,609
408     TAXES OTHER THAN INCOME                          402,731       402,731
409     INCOME TAXES                                      53,612        53,612
410     PROV FOR DEF INC TAXES                           (53,727)      (53,727)
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5  INVESTMENT TAX CREDIT                                                 0
419     INTEREST INCOME                                  (11,369)      (11,369)
426.1  DONATIONS                                           5,046         5,046
426.5  OTHER DEDUCTIONS                                       18            18
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                           229,390       229,390

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                         5,811,660    7,080,174    12,891,834
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S          0       43,446        43,446
TOTAL EXPENSES                            5,811,660    7,123,620    12,935,280
421  MISCELLANEOUS INCOME                         0            0             0
TOTAL COST OF SERVICE                     5,811,660    7,123,620    12,935,280


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            NONASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS                 DIRECT    INDIRECT
                                                COST       COST          TOTAL
920     SALARIES AND WAGES                                 30,000       30,000
921     OFFICE SUPPLES AND EXPENSES                                          0
922     ADMIN EXPENSE TRANS-CREDIT                                           0
923     OUTSIDE SERVICES EMPLOYED                                            0
924     PROPERTY INSURANCE                                                   0
925     INJURIES AND DAMAGES                                                 0
926     EMPLOYEE PENSIONS AND BENEFITS                                       0
928     REGULATORY COMMISSION EXPENSE                                        0
930.1  GENERAL ADVERTISING EXPENSE                                           0
930.2  MISC. GENERAL EXPENSE                                                 0
931     RENTS                                                                0
932     MAINT. OF STRUCT. & EQUIP.                                           0
403     DEPR. AND AMORT. EXPENSE                                             0
408     TAXES OTHER THAN INCOME                                              0
409     INCOME TAXES                                                         0
410     PROV FOR DEF INC TAXES                                               0
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5   INVESTMENT TAX CREDIT                                                0
419     INTEREST INCOME                                                      0
426.1   DONATIONS                                                            0
426.5   OTHER DEDUCTIONS                                                     0
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                                               0

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                                  0       30,000       30,000
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0            0            0
TOTAL EXPENSES                                     0       30,000       30,000
421  MISCELLANEOUS INCOME                          0            0            0
TOTAL COST OF SERVICE                              0       30,000       30,000


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                         TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS                          DIRECT    INDIRECT
                                               COST       COST        TOTAL
920     SALARIES AND WAGES                 5,055,117     858,965     5,914,082
921     OFFICE SUPPLES AND EXPENSES          334,745     477,554       812,299
922     ADMIN EXPENSE TRANS-CREDIT                 0     (51,631)      (51,631)
923     OUTSIDE SERVICES EMPLOYED                        863,769       863,769
924     PROPERTY INSURANCE                                 3,524         3,524
925     INJURIES AND DAMAGES                              27.449        27,449
926     EMPLOYEE PENSIONS AND BENEFITS                 1,404,858     1,404,858
928     REGULATORY COMMISSION EXPENSE                          0             0
930.1  GENERAL ADVERTISING EXPENSE                       775,607       775,607
930.2  MISC. GENERAL EXPENSE                             (59,604)      (59,604)
931     RENTS                                          1,482,496     1,482,496
932     MAINT. OF STRUCT. & EQUIP.           421,798     (84,122)      337,676
403     DEPR. AND AMORT. EXPENSE                         785,609       785,609
408     TAXES OTHER THAN INCOME                          402,731       402,731
409     INCOME TAXES                                      53,612        53,612
410     PROV FOR DEF INC TAXES                           (53,727)      (53,727)
411     PROV FOR DEF INC TAX CREDIT                            0             0
411.5  INVESTMENT TAX CREDIT                                   0             0
419     INTEREST INCOME                                  (11,369)      (11,369)
426.1  DONATIONS                                           5,046         5,046
426.5  OTHER DEDUCTIONS                                       18            18
427     INTEREST ON LONG-TERM DEBT                             0             0
431     OTHER INTEREST EXPENSE                           229,390       229,390
INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                          5,811,660   7,110,174    12,921,834
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0      43,446        43,446
TOTAL EXPENSES                             5,811,660   7,153,620    12,965,280
421  MISCELLANEOUS INCOME                          0           0             0
TOTAL COST OF SERVICE                      5,811,660   7,153,620    12,965,280

ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                              DEPARTMENT OR
                                                            SERVICE FUNCTION
DESCRIPTION OF ITEMS                TOTAL      OVER-      MARKET
                                   AMOUNT      HEAD       PRICING     ADMIN.
920 SALARIES AND WAGES             5,914,082              973,888       567,766
921 OFFICE SUPPLES AND EXPENSES      812,299               62,698       318,456
922 ADMIN. EXPENSE TRANS-CREDIT      (51,631)
923 OUTSIDE SERVICES EMPLOYED        863,769              106,403         6,282
924 PROPERTY INSURANCE                 3,524
925 INJURIES AND DAMAGES              27,449
926 EMPLOYEE PENSIONS AND BENEFITS 1,404,858                  446         3,603
928 REGULATORY COMMISSION EXPENSE          0
930.1  GENERAL ADVERTISING EXPENSE   775,607              744,670        30,363
930.2  MISC. GENERAL EXPENSE         (59,604)
931 RENTS                          1,482,496                          1,546,791
932 MAINT. OF STRUCT. & EQUIP.       337,676                            192,241
403 DEPR. AND AMORT. EXPENSE         785,609
408 TAXES OTHER THAN INCOME          402,731
409 INCOME TAXES                      53,612
410 PROV. FOR DEF. INC. TAXES        (53,727)
411 PROV. FOR DEF. INC. TAX CREDIT         0
411.5  INVESTMENT TAX CREDIT               0
426.1  DONATIONS                       5,046
426.5  OTHER DEDUCTIONS                   18
427 INTEREST ON LONG-TERM DEBT             0
430 INTEREST ON DEBT TO ASSOCIATE
           COMPANIES                  43,446
431 OTHER INTEREST EXPENSE           229,390
INSTRUCTIONS:  Indicate each
department or
service function. (see Instruction
01-3 General Structure of Account-
ing System Uniform System Account.
TOTAL EXPENSES -                  12,976,649            1,888,104     2,665,502


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                      DEPARTMENT OR SERVICE FUNCTION
ACCOUNT            ENERGY                         CUSTOMER
NUMBER  ACCOUNTING RESOURCES DISTRIBUTION FINANCE AFFAIRS ENGINEERING TECHNOLOGY

920       660,419   614,637     237,834  1,164,628  690,226   678,553  326,131
921        68,695    82,426       3,716     50,131   41,015    35,548  149,614
922       (51,631)
923        16,558   137,926                435,772  142,550     1,485   16,793
924                                          3,524
925                                         27,449
926         3,045    12,419              1,381,796                759    2,790
928
930.1                   574
930.2    (239,922)   26,296                152,008    2,014
931      (971,511)      607       1,050     16,449  374,280     4,453  510,377
932        27,208                           19,366   64,313       552   33,996
403       785,609
408       402,731
409        53,612
410       (53,727)
411
411.5
426.1       5,046
426.5          18
427
430                                         43,446
431                                        229,390




          706,150   874,885     242,600  3,523,959 1,314,398  721,350 1,039,701



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                                      DEPARTMENT SALARY EXPENSE     NUMBER
NAME OF DEPARTMENT                INCLUDE IN AMOUNTS BILLED TO     PERSONNEL
Indicate each departmentTOTAL   PARENT    OTHER       NON           END OF
or service function     AMOUNT  COMPANY ASSOCIATES ASSOCIATES         YEAR


Market Pricing         973,889     0      973,889           0           21

Technology             326,131     0      326,131           0            8

Accounting             660,419     0      655,619       4,800           22

Finance              1,164,628     0    1,164,028         600            8

Administrative         567,766     0      544,066      23,700           16

Energy Resources       614,637     0      614,637           0           12

Engineering            678,553     0      678,553           0           10

Distribution           237,834     0      237,834           0            1

Customer Affairs       690,226     0      689,326         900           36



TOTAL                5,914,083     0    5,884,083      30,000          134


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

OUTSIDE SERVICES EMPLOYED
	ACCOUNT 923
INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed.
	If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                               RELATIONSHIP
                                              "A"= ASSOCIATE
FROM WHOM PURCHASED         ADDRESS            "NA"=NON               AMOUNT
                                                ASSOCIATE

Outside Services - Accounting

Various                                             NA                 7,400

Outside Services - Consulting

Charles H. Tenney II                                 A               105,000

Outside Services-Legal

LaBouef, Lamb, Greene & Macrae                      NA               120,036
Various                                             NA                 2,764



Outside Services - Other

Various                                             NA               327,561


Venture Profiles                                                      27,600
The Hay Group                                                         37,240
Russell Reynolds                                                     146,980
Kelly Services                                                        89,187

TOTAL                                                                863,769


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit
	program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                            AMOUNT


Health Insurance                                       608,125

Net Periodic Pension Expense                           291,888

401 K                                                  144,497

Life Insurance                                          72,022

Other                                                  172,607

Supplemental Executive Retirement Plan                 112,000

FASB 106                                                 3,719


        TOTAL                                        1,404,858


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997
	GENERAL ADVERTISING EXPENSES
	ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account
930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION     NAME OF PAYEE                   AMOUNT



Recruiting      David Wilson Associates         30,363
Advertising     Luma & Cahill                  669,755
Advertising     Ingalls Advertising             52,000
Advertising     Other                           23,489

        TOTAL                                  775,607


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

	MISCELLANEOUS GENERAL EXPENSES
	ACCOUNT 930.2
INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02
	"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by
	Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

       DESCRIPTION                       AMOUNT


Printing and Distribution of
Quarterly and Annual Reports            169,710

SEC Filing Fees                             608

Reimbursable Move Costs                (234,922)

Company Dues                              5,000

        TOTAL                           (59,604)


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

	RENTS
	ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931,
        "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


         TYPE OF PROPERTY                             AMOUNT


        Office Building                              1,359,772

        EDP Equipment, Miscellaneous                   122,724


        TOTAL                                        1,482,496




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

	TAXES OTHER THAN INCOME TAXES
	ACCOUNT 408
INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income
	Taxes".  Separate the analysis into two groups: (1) other than
	U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.



              KIND OF TAX                                           AMOUNT


Other than U.S. Government Tax:
  State Telephone & Telegram Tax                                    7,918
  State Unemployment Tax - NH                                       1,947
                                                                    9,865

U.S. Government Tax:
  Federal Telephone & Telegram Tax                                  3,658
  Federal Insurance Contribution Act                              381,784
  Federal Unemployment Tax                                          7,424
                                                                  392,866


        TOTAL                                                     402,731


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

DONATIONS
ACCOUNT 426.1
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1,
	"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT		PURPOSE OF DONATION	AMOUNT



Aggregate                                                5,046


                TOTAL                                    5,046


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

OTHER DEDUCTIONS
ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5,
	"Other Deductions", classifying such expenses according to their nature.



DESCRIPTION             NAME OF PAYEE                          AMOUNT


Lobbying Expenses       Business and Industry                   11
Lobbying Expenses       American Institute of CPA's              7


        TOTAL                                                   18


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:	The space below is provided for important notes regarding
the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See page 19.







ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997



SCHEDULE XIX - FINANCIAL DATA SCHEDULE
ITEM NO.        CAPTION HEADING                                         AMOUNT

1       Net Service Company Property                                 2,997,332
2       Total Investments                                                    0
3       Total Current and Accrued Assets                             2,702,718
4       Total Deferred Debits                                        1,288,227
5       Balancing Amount for Total Assets and Other Debits                   0
6       Total Assets and Other Debits                                6,988,277
7       Total Proprietary Capital                                        2,688
8       Total Long-Term Debt                                                 0
9       Notes Payable                                                        0
10      Notes Payable to Associate Companies                         1,816,986
11      Balancing Amount for Total Current and Accrued Liabilities   3,665,924
12      Total Deferred Credits                                               0
13      Accumulated Deferred Income Taxes                             (720,919)
14      Total Liabilities and Proprietary Capital                    6,988,277
15      Service Rendered to Associate Companies                     12,935,280
16      Service Rendered to Nonassociate Companies                      30,000
17      Miscellaneous Income or Loss                                    11,369
18      Total Income                                                12,976,649
19      Salaries and Wages                                           5,914,082
20      Employee Pensions and Benefits                               1,404,858
21      Balancing Amount for Total Expenses                          5,657,709
22      Total Expenses                                              12,976,649
23      Net Income (Loss)                                                    0
24      Total Expenses (Direct Costs)                                5,811,660
25      Total Expenses (Indirect Costs)                              7,164,989
26      Total Expenses (Total)                                      12,976,649
27      Number of Personnel End of Year                                    134




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


ORGANIZATION CHART

See page 37A.






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997




ORGANIZATION CHART AS OF DECEMBER 31, 1997

President and Chief Executive Officer                       Schoenberger

Senior Executive Vice President - Energy Distribution       Dalton
Vice President - Engineering and Operations                 Appleton
Senior Executive Vice President - Energy Markets            Daly
Assistant Vice President - Sales and Marketing              Zabetakis
Vice President - Energy Procurement                         Foote
Vice President - Technology                                 Smith
Vice President - Finance &                                  Collin
Vice President and Controller                               Brock
Vice President - Customer Services                          Morrissey
Senior Vice President - Communication & Regulation          Gantz
Vice President - Communication & Regulation                 Stewart
Assistant Vice President -Regulatory Energy                 Soares


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997


METHODS OF ALLOCATION

See Page 38A




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

METHODS OF ALLOCATION



	The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A. Direct Labor Cost - Gross Wages. Direct Labor Cost - Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B. Direct Labor Cost - Other. Direct Labor Cost - Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are no direct time charges available for this allocation, the direct time charges of all UNITIL Service employees are used to make this allocation.

C. General Overhead Costs, including Indirect Labor. General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.

D. Direct Charges. Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1997



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange
Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,


                            UNITIL Service Corp.
                         (Name of Reporting Company)


                       By:
                         (Signature of Signing Officer)


                       Laurence M. Brock, Controller
                  (Printed Name and Title of Signing Officer)


                         Date: